

07003070

A3 *
3/12

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 31126

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Elliott-Ledgerwood & Company
d.b.a.: South Valley Wealth Management

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

810 Main Street
(No. and Street)

Klamath Falls,	Oregon	97601
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

PROCESSED

B. ACCOUNTANT IDENTIFICATION

MAR 1 4 2007

THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moss Adams LLP
(Name – *if individual, state last, first, middle name*)

805 SW Broadway, Suite 1200	Portland	Oregon	97205
(Address)	(City)	(State)	(Zip Code)



SEC MAIL PROCESSING
RECEIVED
FEB 27 2007
WASH, D.C.
185
SECTION

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Martin Ledgerwood, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Elliott-Ledgerwood & Company d.b.a. South Valley Wealth Management, as of February 22, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Vice President - Operations

Title

Notary Public


OFFICIAL SEAL
MARY L. HASTINGS
NOTARY PUBLIC-OREGON
COMMISSION NO. 379954
MY COMMISSION EXPIRES JUN. 18, 2008

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Elliott-Ledgerwood & Company
d.b.a. South Valley Wealth Management

We have audited the accompanying statements of financial condition of Elliott-Ledgerwood & Company d.b.a. South Valley Wealth Management (the Company) as of December 31, 2006 and 2005, and the related statements of income, changes in stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.



Portland, Oregon
February 19, 2007

ELLIOTT-LEDGERWOOD & COMPANY
d.b.a. SOUTH VALLEY WEALTH MANAGEMENT
STATEMENTS OF FINANCIAL CONDITION

	December 31, 2006	December 31, 2005
ASSETS		
ASSETS		
Cash and cash equivalents	$ 165,785	$ 369,759
Commissions receivable:		
Clearing brokers	97,308	56,998
Other receivables	42,433	8,885
Marketable securities	-	10,554
Prepaid expenses	10,461	-
Equipment and vehicles, net	35,232	40,696
Deposits:		
Clearing organization, restricted	50,000	50,000
Other deposits	-	400
Note receivable – employee	53,333	80,000
TOTAL ASSETS	$ 454,552	$ 617,292
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES		
Accounts payable	$ 27,850	$ 11,827
Accrued payroll	81,847	42,595
Income taxes payable	4,107	71,373
Deferred tax liability	12,147	8,291
Total liabilities	125,951	134,086
COMMITMENTS (Note 4)		
STOCKHOLDER'S EQUITY		
Common stock – voting, no par value, 10,000 shares authorized; 6,292 shares issued and outstanding	74,975	74,975
Retained earnings	253,626	408,231
Total stockholder's equity	328,601	483,206
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 454,552	$ 617,292

See accompanying notes.

ELLIOTT-LEDGERWOOD & COMPANY
d.b.a. SOUTH VALLEY WEALTH MANAGEMENT
STATEMENTS OF INCOME

	Years Ended December 31,	
	2006	2005
INCOME		
Securities commissions	$ 958,741	$ 808,673
Mutual fund commissions	389,003	383,437
Investment advisory fees	352,436	234,653
Insurance and annuities commissions	102,156	64,894
Other income	40,124	24,828
Interest	8,355	8,439
Realized gain on sale of marketable securities	5,875	-
Unrealized gain on marketable securities	-	7,254
Total income	1,856,690	1,532,178
EXPENSES		
Employee compensation and benefits	1,295,857	1,110,360
Occupancy and equipment costs	106,286	97,385
Communications, dues, quotes, and subscriptions	157,564	149,255
Parent company commissions and service fees	43,347	48,491
Advertising and promotional costs	5,936	5,020
Regulatory fees and expenses	2,870	7,431
Other operating expenses	90,798	96,886
Total expenses	1,702,658	1,514,828
INCOME BEFORE PROVISION FOR INCOME TAXES	154,032	17,350
PROVISION FOR INCOME TAXES	58,530	6,595
NET INCOME	$ 95,502	$ 10,755

See accompanying notes.

ELLIOTT-LEDGERWOOD & COMPANY
d.b.a. SOUTH VALLEY WEALTH MANAGEMENT
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

	Common Stock	Retained Earnings	Total Stockholder's Equity
BALANCE, December 31, 2004	$ 74,975	$ 397,476	$ 472,451
Net income	-	10,755	10,755
BALANCE, December 31, 2005	74,975	408,231	483,206
Dividends paid	-	(250,107)	(250,107)
Net income	-	95,502	95,502
BALANCE, December 31, 2006	$ 74,975	$ 253,626	$ 328,601

See accompanying notes.

ELLIOTT-LEDGERWOOD & COMPANY
d.b.a. SOUTH VALLEY WEALTH MANAGEMENT
STATEMENTS OF CASH FLOWS

	Years Ended December 31,	
	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 95,502	$ 10,755
Adjustments to reconcile net income to net cash from operating activities:		
Unrealized gain on marketable securities	-	(7,254)
Gain on sale of marketable securities	(5,875)	-
Depreciation expense	14,824	12,408
Deferred income taxes	2,686	(947)
Forgiveness of note receivable – employee	26,667	-
Proceeds on sale of marketable securities	318,127	-
Purchase of marketable securities	(301,698)	-
Change in cash due to changes in certain assets and liabilities:		
Cash deposits at clearing organization	-	533
Commissions receivable – clearing brokers	(40,310)	19,440
Commissions receivable – other	(33,548)	5,661
Prepaid expenses	(10,461)	-
Other deposits	400	478
Cash surrender value of life insurance	-	43,881
Accounts payable	16,023	(15,999)
Accrued payroll	39,252	(5,967)
Income taxes payable	(66,096)	7,542
Net cash from operating activities	55,493	70,531
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of equipment	(9,360)	(6,511)
Advance on note receivable – employee	-	(80,000)
Net cash from investing activities	(9,360)	(86,511)
CASH FLOWS FROM FINANCING ACTIVITIES		
Dividends paid	(250,107)	-
Net cash from financing activities	(250,107)	-
NET DECREASE IN CASH AND CASH EQUIVALENTS	(203,974)	(15,980)
CASH AND CASH EQUIVALENTS, beginning of year	369,759	385,739
CASH AND CASH EQUIVALENTS, end of year	$ 165,785	$ 369,759
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid for income taxes during the year	$ 121,940	$ -

See accompanying notes.

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization – Elliott-Ledgerwood & Company (the Company), which began doing business as South Valley Wealth Management in 2006, is a securities brokerage firm that was incorporated under the laws of the State of Oregon on November 22, 1983. The Company provides brokerage services within southern Oregon and northern California and operates as a wholly-owned subsidiary of South Valley Bancorp, Inc. (Parent). The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities and Exchange Dealers (NASD).

Basis of presentation and revenue recognition – The Company is engaged in a single line of business as a securities dealer, which comprises several classes of services including securities transactions and investment advisory services. Securities transactions (and related revenue and expense) are recorded on the settlement-date basis. Investment advisory fees are recorded monthly when earned. All other transactions are recorded on the accrual basis.

Use of estimates – The preparation of financial statements, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from these estimates.

Cash and cash equivalents – For purposes of the statements of cash flows, the Company considers cash equivalents to be short-term investments with a maturity of three months or less.

Commissions receivable – Commissions receivable are recorded net of related expenses.

Allowance for doubtful accounts – The majority of transactions in client accounts are based on trades using funds already in the accounts or under terms of margin agreements and are considered fully collectible. Rarely, the clearinghouse will charge the Company for certain fees that could not be collected from the Company's clients. It is the Company's policy to pass these charges on to the appropriate broker. Accordingly, no allowance for doubtful accounts is considered necessary.

Marketable securities – The Company, as a member of the NASD, was eligible to obtain a stock subscription for 300 shares of common stock prior to it being offered to the public in an initial public offering. The stock began trading on the open market and was classified as a trading security, carried at its fair market value of $10,554, including a gross unrealized gain of $7,254 as of December 31, 2005. During 2006, the Company sold its investment in NASD stock for $13,212, and recognized a gain of $2,658 on the transaction.

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (continued)

Additionally, the Company purchased $301,698 of marketable securities in 2006. These securities were sold in 2006 for $304,915, resulting in the recognition of a gain of $3,217 relating to the transaction. The Company held no marketable securities at December 31, 2006.

Equipment and vehicles – The Company leases a building and equipment from a partnership that is partially owned by the president of the Company. New acquisitions of equipment and vehicles are recorded at cost when acquired by the Company. Depreciation is provided using the straight-line method over estimated useful lives, ranging from three to five years. Depreciation expense for 2006 and 2005 was $14,824 and $12,408, respectively. Maintenance and repair costs are charged to operations when incurred.

Restricted clearing deposits – The Company is required by its clearinghouse to maintain a fixed amount in a clearing account. The Company has granted the clearinghouse a security interest in this account. The clearinghouse may access the account for any fees the Company owes to the clearinghouse but has not paid. Interest earned on the account is paid monthly to the Company.

Commissions – Commissions and related clearing expenses are recorded on a settlement-date basis after securities transactions have occurred. The Company has determined that the difference between settlement date and trade-date accounting for commissions is immaterial.

Advertising – Advertising costs are charged to operations when incurred. Advertising and promotional expenses were $5,936 and $5,020 for 2006 and 2005, respectively.

Income taxes – Deferred income tax assets and liabilities are determined based on the tax effects of the differences between the book and tax bases of the various balance sheet assets and liabilities. Deferred tax assets and liabilities are reflected at currently enacted income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes. The tax return for the Company is filed on a consolidated basis with that of the Parent company.

Concentration of credit risk – The Company occasionally carries balances on deposit at South Valley Bank & Trust, a wholly-owned subsidiary of the Parent company, which are in excess of the amount insured by the FDIC.

Reclassifications – Certain reclassifications have been made to the 2005 financial statements to conform to current year presentations. These reclassifications have no effect on previously reported net income.

NOTE 2 – NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital; requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1; and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2006, the Company had net capital of $219,180, which was $169,180 in excess of its required net capital of $50,000. The Company's ratio of aggregate indebtedness to net capital was .57 to 1 at December 31, 2006. At December 31, 2005, the Company had net capital of $348,051, which was $298,051 in excess of its required net capital of $50,000. The Company's ratio of aggregate indebtedness to net capital was .39 to 1 at December 31, 2005.

NOTE 3 – EQUIPMENT AND VEHICLES

	2006	2005
Equipment	$ 54,921	$ 45,561
Vehicles	19,100	19,100
	74,021	64,661
Accumulated depreciation	(38,789)	(23,965)
	$ 35,232	$ 40,696

NOTE 4 – COMMITMENTS

The Company has entered into noncancellable leases for office space and equipment for its operating locations in Klamath Falls, Medford, and Bend, Oregon. The Company leases the Klamath Falls, Oregon office space and equipment from a partnership partially owned by the president of the Company. The lease was renewed in July 2004 for a five-year period, with two five-year renewal options. The Company leases office space in Bend and Medford, Oregon from South Valley Bank & Trust. The leases expire in May 2007 and July 2009, respectively.

Future minimum lease payments under noncancellable operating leases are as follows:

Year ending: December 31, 2007	$ 67,805
2008	66,555
2009	38,824
	$ 173,184

NOTE 5 – RELATED-PARTY TRANSACTIONS

In the normal course of business, the Company provides and receives services with related parties. Services provided to related parties primarily involve the Trust Department of South Valley Bank & Trust. Commission revenue earned by the Company from this affiliate for the years ended December 31, 2006 and 2005, was $119,578 and $104,863, respectively, and commission receivable amounts due as of December 31, 2006 and 2005, were $10,395 and $8,885, respectively. Commission expense paid by the Company to this affiliate for the years ended December 31, 2006 and 2005, was $20,931 and $36,131, respectively, and commission payable amounts due to the affiliate as of December 31, 2006 and 2005, were $3,151 and $3,448, respectively.

Two Board Members of Elliott-Ledgerwood are also Board Members of a company that has paid commission and advisory fees to the Company. This company and one of the Board Members paid commission and advisory fee income of $201,048 and $66,875 to Elliott-Ledgerwood for the years ended December 31, 2006 and 2005, respectively.

The Company also earned commission revenue from South Valley Bancorp for securities transactions completed through the Parent. For the years ended December 31, 2006 and 2005, respectively, the Company earned revenue of $113,505 and $122,932 from this affiliate.

The Company shares certain management and administrative expenses with South Valley Bancorp. The expenses are paid based on the number of service hours provided. Total expenses paid by the Company to the Parent for years ended December 31, 2006 and 2005, were $22,416 and $18,560, respectively.

NOTE 6 – NOTE RECEIVABLE - EMPLOYEE

During 2005, the Company entered into an employment agreement with a newly hired employee of the Bend office. The employment agreement provided for a forgivable note with an original value of $80,000. The note has a due date of three years, and will be forgiven ratably on each anniversary of continuous employment with the Company, ending on the third anniversary of employment. If employment ceases before the due date of the related note, the remaining principal and accrued interest owing is payable to the Company in full, except under certain predetermined circumstances. For the year ended December 31, 2006, the Company forgave $26,667 of the note receivable, and recognized that amount as employee compensation and benefit expense in the statement of income. The outstanding balance of the note receivable was $53,333 at December 31, 2006.

NOTE 7 – EMPLOYEE STOCK OWNERSHIP PLAN

The Parent has established an employee stock ownership plan (ESOP) for the benefit of employees of the Parent as well as the Company. The ESOP allows participation by all employees over the age of 18 who have also met minimum service requirements. Employer contributions to the ESOP are at the discretion of the Board of Directors and are used to purchase shares of the Parent's common stock. Employees are permitted to contribute up to 100% of eligible compensation, subject to statutory limitations. Employee contributions vest in the ESOP immediately, while Company contributions to a discretionary account vest after five years and Company contributions to a basic contribution account vest immediately. For the years ending December 31, 2006 and 2005, the Company contributed $56,721 and $52,838, respectively, to the ESOP.

NOTE 8 – INCOME TAX EXPENSE

Income tax expense consists of the following:

	2006	2005
Current expense:		
Federal	$ 46,125	$ 6,573
State	9,719	969
	55,844	7,542
Deferred expense:		
Federal	2,224	(785)
State	462	(162)
	2,686	(947)
Income tax expense	$ 58,530	$ 6,595

The Company's deferred tax liability of $12,147 and $8,291 at December 31, 2006 and 2005, respectively, relates to temporary differences between book and tax depreciation.

A reconciliation between the statutory federal income tax rate and the Company's effective tax rate is as follows:

	2006	2005
Federal income tax expense at statutory rate	$ 52,371	$ 5,899
State income tax expense, net of federal income tax benefit	6,875	411
Other	(716)	285
Income tax expense	$ 58,530	$ 6,595

END